DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, New York 10020-1104 www.dlapiper.com Tony M. Saur tony.saur@dlapiper.com T 212.335.4688 F 212.335.4501

March 8, 2007

Mr. Kurt K. Murao
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 6, 2007
File No. 333-139694

Dear Mr. Murao:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 2 to the Company’s above-referenced Registration Statement on Form SB-2 reflecting changes made in response to the Staff’s comment letter dated February 12, 2007.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the February 12, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.

Executive Compensation, Page 54

1.
Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

Response:   The Company has complied with the Staff’s comment.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4688, or John E. Depke at (212) 335-4831

Very truly yours,

/s/ Tony M. Saur
Tony M. Saur